Exhibit 99.1

January 29, 2021

To:	The Toronto Stock Exchange

Canadian Securities Regulatory Authorities

The Canadian Depository for Securities Ltd.

New York Stock Exchange

Securities and Exchange Commission

Rogers Communications Inc. – Notice of Meeting and Record Date

Dear Sirs/Madams:

We advise you of the following in connection with the Annual General Meeting of Shareholders:

Meeting Type:	Annual General Meeting

Record Date for Notice of Meeting:	03/02/2021

Record Date for Voting:	03/02/2021

Beneficial Ownership Determination Date:	03/02/2021

Meeting Date:	04/21/2021

Securities Entitled to Notice:	CLASS A VOTING CLASS B NON-VOTING

Securities Entitled to Vote:	CLASS A VOTING

Meeting Location:	VIRTUAL MEETING (online)

Issuer mailing directly to non-objecting beneficial owners:	No

Issuer will pay for objecting beneficial owner material distribution:	No

Issuer using notice-and-access for registered investors:	Yes

Issuer using notice-and-access for non-registered investors:	Yes

Notice-and-access stratification criteria:	No

Yours very truly,

“Graeme McPhail”
Graeme McPhail Chief Legal and Regulatory Officer and Secretary